UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934


                           Kelly's Coffee Group, Inc.
                           --------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)


                                   488159-10-4
                                   -----------
                                 (CUSIP Number)


           Richard D. Surber, 268 West 400 South, Salt Lake City, Utah
                              84101 (801) 575-8073
                              --------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  March 1, 2000
                                  -------------
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                                  SCHEDULE 13D

CUSIP No. 488159 10 4

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Hudson Consulting Group, Inc.  ("Hudson")

2)  CHECK THE APPROPRIATE BOX IF  A MEMBER OF A GROUP
                                                                        (A) ( X)

                                                                        (B) (  )

3)  SEC USE ONLY


4)  SOURCE OF FUNDS

        WC

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).        [   ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

Hudson does business in the State of Utah and is incorporated in the State of Nevada.


                           7)  SOLE VOTING POWER                       5,296,170
NUMBER OF
SHARES
BENEFICIALLY               8)  SHARED VOTING POWER                             0
OWNED BY
EACH
REPORTING                  9)  SOLE DISPOSITIVE POWER                  5,296,170
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER                       0



11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Hudson Consulting Group, Inc.  5,296,170


12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10.2%

14)  TYPE OF REPORTING PERSON

        CO

                                  SCHEDULE 13D

CUSIP No. 488159 10 4

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Richard D. Surber

2)  CHECK THE APPROPRIATE BOX IF  A MEMBER OF A GROUP
                                                                        (A) ( X)

                                                                        (B) (  )

3)  SEC USE ONLY


4)  SOURCE OF FUNDS

        OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(E).              [   ]


6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        Mr. Surber is a United States Citizen

                           7)  SOLE VOTING POWER                       8,250,000
NUMBER OF
SHARES
BENEFICIALLY               8)  SHARED VOTING POWER                    12,401,170
OWNED BY
EACH
REPORTING                  9)  SOLE DISPOSITIVE POWER                 8,250,000
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER              12,401,170

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         20,651,170

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40%

14)  TYPE OF REPORTING PERSON

        IN

                                  SCHEDULE 13D

CUSIP No. 488159 10 4

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CyberAmerica Corporation ("Cyber")


2)  CHECK THE APPROPRIATE BOX IF  A MEMBER OF A GROUP
                                                                        (A) ( X)

                                                                        (B) (  )

3)  SEC USE ONLY


4)  SOURCE OF FUNDS

        WC

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(E).              [   ]


6)  CITIZENSHIP OR PLACE OF ORGANIZATION


Cyber does business in the State of Utah and is incorporated in the State of Nevada.



                           7)  SOLE VOTING POWER                        605,000
NUMBER OF
SHARES
BENEFICIALLY               8)  SHARED VOTING POWER                   11,796,170
OWNED BY
EACH
REPORTING                  9)  SOLE DISPOSITIVE POWER                   605,000
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER             11,796,170


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

CyberAmerica Corporation - 12,401,170

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        24%

14)  TYPE OF REPORTING PERSON

        CO

                                  SCHEDULE 13D

CUSIP No. 488159 10 4

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Oasis International Hotel & Casino, Inc. ("Oasis")


2)  CHECK THE APPROPRIATE BOX IF  A MEMBER OF A GROUP
                                                                        (A) ( X)

                                                                        (B) (  )

3)  SEC USE ONLY


4)  SOURCE OF FUNDS

        WC

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(E).              [   ]


6)  CITIZENSHIP OR PLACE OF ORGANIZATION

Oasis does business in the State of Utah and is incorporated in the State of Nevada.

                           7)  SOLE VOTING POWER                       6,500,000
NUMBER OF
SHARES
BENEFICIALLY               8)  SHARED VOTING POWER                             0
OWNED BY
EACH
REPORTING                  9)  SOLE DISPOSITIVE POWER                  6,500,000
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER                       0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Oasis International Hotel & Casino - 6,500,000

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.6%

14)  TYPE OF REPORTING PERSON

        CO

                                  SCHEDULE 13D

CUSIP No. 488159 10 4

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Canton Financial Services Corp. ("CFS")


2)  CHECK THE APPROPRIATE BOX IF  A MEMBER OF A GROUP
                                                                        (A) ( X)

                                                                        (B) (  )

3)  SEC USE ONLY


4)  SOURCE OF FUNDS

        WC

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(E).              [   ]


6)  CITIZENSHIP OR PLACE OF ORGANIZATION

Canton does business in the State of Utah and is incorporated in the State of Nevada.



                           7)  SOLE VOTING POWER                               0
NUMBER OF
SHARES
BENEFICIALLY               8)  SHARED VOTING POWER                             0
OWNED BY
EACH
REPORTING                  9)  SOLE DISPOSITIVE POWER                          0
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER                       0


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Canton Financial Services Corp.0


12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%

14)  TYPE OF REPORTING PERSON

        CO

Item 1.  Security and Issuer

     This schedule relates to common stock, par value $0.001 per share, of Kelly's Coffee Group, Inc. ("Common Stock"). Kelly's Coffee Group, Inc.. ("Kelly's") is a Colorado corporation with principal offices at 268 West 400 South, Salt Lake City, Utah 84101.

Item 2.  Identity and Background

(a) This schedule is filed by Richard Surber, an individual ("Surber"), Hudson Consulting Group, Inc., a Nevada corporation ("Hudson"), CyberAmerica Corporation , a Nevada corporation ("Cyber"), Oasis International Hotel & Casino, Inc., a Nevada corporation ("Oasis") and Canton Financial Services Corporation , a Nevada corporation ("CFS"),

(b) The business address for Surber, Hudson, Cyber, Oasis and CFS is 268 West 400 South, Salt Lake City, Utah 84101.

(c) (i) The principal business of Hudson is providing financial and business consulting services. (ii) The principal business of Cyber is real estate investment and financial consulting by virtue of its status as a holding company. (iii) The principal business of Oasis is the development of real estate. (iv) The principal business of CFS is providing financial consulting and business consulting services. (v) Surber is a licensed attorney. He is employed by CFS.


(d) Neither Surber, Hudson, Cyber, Oasis nor CFS have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years neither Surber, Hudson, Cyber, Oasis nor CFS has been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Hudson, Cyber, Oasis and CFS are Nevada corporations. Surber is a United States Citizen.

Item 3.  Source and Amount of Funds or Other Consideration

Hudson

     Hudson acquired 2,000,000 shares of Kelly's for consulting services on August 12, 1998 from Kelly's. On June 23, 1999, Hudson acquired an additional 3,842,570 shares pursuant to a Stock Purchase Agreement ("Agreement") between Hudson and Terrence Butler for $40,000 cash. Hudson purchased 30,000 shares on the open market on August 7, 1999 at a price of $0.04 per share. Hudson currently owns 5,296,170 shares of Kelly's.

Cyber

     Cyber received 605,000 of Kelly's common stock on August 25, 1997 for services rendered by Cyber. A total of 11,401,170 shares are attributed beneficially to Cyber and are owned as follows: as owner of Hudson Consulting Group, Inc.("Hudson"),Cyber has beneficial ownership of the 5,296,170 shares which are currently owned by Hudson, which shares remain from shares which were originally acquired by Hudson in three transactions. Two million (2,000,000) shares were acquired on August, 12, 1998 for consulting services, 3,842,570 additional shares were acquired pursuant to a stock purchase agreement between Hudson and Terrence Butler for $40,000 cash on June 23, 1999, and thirty thousand (30,000) shares were purchased on the open market on August 7, 1999 at a price of $0.04 per share. As owner of Oasis International Hotel & Casino, Inc. ("Oasis"), Cyber has beneficial ownership of 6,500,000 shares which were acquired by and are currently owned by Oasis in full satisfaction for mortgage payments totaling $170,000 owed to it by Oasis Resorts International, Inc. (fka Flexweight Corporation). Oasis Resorts International, Inc. acquired the Kelly's shares in exchange for shares of Oasis Resorts International, Inc. shares of common stock. As owner of Canton Financial Services Corp. ("CFS"), Cyber has beneficial ownership of no shares, because the shares previously owned by CFS have all been sold. Cyber has no legal ownership interest in the aforesaid shares, the beneficial ownership of which is attributed to it because of its ownership of Hudson, CFS, and Oasis.

Oasis

     Oasis received a total of 6,500,000 shares of Kelly's common stock as satisfaction for mortgage payments totaling $170,000 owed to it by Oasis Resorts International, Inc. (f.k.a. Flexweight Corporation) Oasis Resorts International, Inc. acquired the Kelly's shares in exchange for shares of Oasis Resorts International, Inc. shares of common stock.

CFS

     CFS acquired 1,150,000 shares of Kelly's common stock on August 1, 1997 for consulting services rendered by CFS pursuant to a Consulting Agreement. CFS has sold said shares and currently owns no shares of Kelly's.

Surber

     Richard Surber acquired 8,000,000 Kelly's shares for investment purposes on November 1, 1999 for services rendered to the Company as its president pursuant to an employee benefit plan. He received an additional 250,000 shares on February 28, 2000 for services as president of the Company. A total of 20,651,170 shares are attributed beneficially to Surber and are owned as follows: as President of Hudson Consulting Group, Inc.("Hudson"), Surber has beneficial ownership of the 5,296,170 shares which are currently owned by Hudson, which shares remain from shares which were originally acquired by Hudson in three transactions. Two million (2,000,000) shares were acquired on August, 12, 1998 for consulting services, 3,842,570 additional shares were acquired pursuant to a stock purchase agreement between Hudson and Terrence Butler for $40,000 cash on June 23, 1999, and thirty thousand (30,000) shares were purchased on the open market on August 7, 1999 at a price of $0.04 per share. As President of CyberAmerica Corporation ("Cyber"), Surber has beneficial ownership of 605,000 shares which were acquired by Cyber on August 25, 1997 for services rendered by Cyber, and are currently owned by Cyber. As President of Oasis International Hotel & Casino, Inc. ("Oasis"), Surber has beneficial ownership of 6,500,000 shares which were acquired by and are currently owned by Oasis in full satisfaction for mortgage payments totaling $170,000 owed to it by Oasis Resorts International, Inc. (fka Flexweight Corporation). Oasis Resorts International, Inc. acquired the Kelly's shares in exchange for shares of Oasis Resorts International, Inc. shares of common stock. As President of Canton Financial Services Corp.

("CFS"), Surber has beneficial ownership of no shares, because the shares previously owned by CFS have all been sold. Surber has no legal ownership interest in the aforesaid shares, the beneficial ownership of which is attributed to him because of his position as President of Hudson, Cyber, and Oasis.

Item 4.  Purpose of Transaction

     The following discussion states the purpose or purposes of the acquisition of securities of the issuer and describes any plans or proposals resulting in material transactions with Kelly's.

Hudson

     Hudson is a financial consulting firm that specializes in assisting private companies in becoming public companies, in debt settlement and other business related services. Hudson plans to assist Kelly's in the preparation of its Securities Exchange Act filing, settling debt, and finding a suitable merger or acquisition candidate for Kelly's. Accordingly, Hudson will be retained by Kelly's to further the above goals. After Hudson finds a suitable merger or acquisition candidate, Hudson will either retain a portion of its shareholdings in Kelly's or will liquidate its holdings depending upon the rate of return Hudson can obtain. Kelly's former board of directors has elected Richard Surber to the board of directors of Kelly's and have resigned effective May 6, 1999. Richard Surber is also the president and a director of Hudson, Cyber, Oasis and CFS. Kelly's currently has no operations.

Cyber

     Cyber acquired its shares in Kelly's for investment purposes. Cyber is a holding company and owns a controlling interest in Hudson, Oasis, and CFS. Cyber is in the business of real estate investment and financial consulting.

Oasis

     Oasis acquired its shares in Kelly's for the purpose of receiving payment under a note owed to it by Oasis Resorts International, Inc. or for investment purposes.

CFS

     CFS acquired the shares in lieu of cash for payment for services rendered to Kelly's and for investment purposes.

Surber

     Surber obtained his Kelly's shares for investment purposes and has no current plans to purchase additional shares or to dispose of any of his shares in Kelly's. Surber is not aware of any immediate plans or proposals, which would involve any extraordinary corporate transaction, involve any sale or transfer of a material amount of the corporation's assets, a change in the directors or management of the corporation or change its capitalization or dividend policies, involve a change in the corporation's business or corporate structure or change its charter or by-laws or the status of the common stock of the corporation. However, Kelly's is currently a shell company whose purpose will be to acquire operations through an acquisition or merger. Surber will be involved in the attempts of Kelly's to identify and acquire a favorable business opportunity. Kelly's has reviewed and evaluated a number of business ventures for possible acquisition or participation by the Company and will continue to do so. The Company has not entered into any agreement, nor does it have any commitment or understanding to enter into or become engaged in a transaction as of the date of this filing. Surber will continue to be involved in the attempts of Kelly's to investigate, review, and evaluate business opportunities as they become available and assist in helping Kelly's to acquire or become engaged in business opportunities at such time as specific opportunities are warranted and may become available.

Item 5.  Interest in Securities of the Issuer

(a)  (i) The aggregate number of the class of securities, identified pursuant to
     Item 1, beneficially owned by Hudson is 5,296,170. The percentage of the class of securities, identified pursuant to Item 1, beneficially owned by Hudson is 10.2%.

          (ii)The aggregate number of the class of securities, identified pursuant to Item 1, beneficially owned by Cyber is12,401,170. The percentage of the class of securities, identified pursuant to Item 1, beneficially owned by Cyber is 24%.

          (iii)The aggregate number of the class of securities, identified pursuant to Item 1, beneficially owned by Oasis is 6,500,000. The percentage of the class of securities, identified pursuant to Item 1, beneficially owned by Oasis is12.6%.

          (iv)The aggregate number of the class of securities, identified pursuant to Item 1, beneficially owned by CFS is 0. The percentage of the class of securities, identified pursuant to Item 1, beneficially owned by CFS is 0%.

          (v) The aggregate number of the class of securities, identified pursuant to Item 1, beneficially owned by Surber is 20,651,170 The percentage of the class of securities, identified pursuant to Item 1, beneficially owned by Surber is 40%.

(b) (i) For Hudson the number of shares as to which there is sole power to vote or to direct the vote is 5,296,170, the number of shares with the shared power to vote or to direct the vote is 0, the number of shares with the sole power to dispose or to direct the disposition is 5,296,170, the number of shares with shared power to dispose or to direct the disposition is 0. The principal business of Hudson is providing financial and business consulting services. (ii) For Cyber the number of shares as to which there is sole power to vote or to direct the vote is 605,000, the number of shares with the shared power to vote or to direct the vote is 11,796,170, the number of shares with the sole power to dispose or to direct the disposition is 605,000, the number of shares with shared power to dispose or to direct the disposition is 11,796,170. The principal business of Cyber is a real estate investment and financial consulting company by virtue of its status as a holding company. (iii) For Oasis the number of shares as to which there is sole power to vote or to direct the vote is 6,500,00, the number of shares with the shared power to vote or to direct the vote is 0, the number of shares with the sole power to dispose or to direct the disposition is 6,500,000, the number of shares with shared power to dispose or to direct the disposition is 0. The principal business of Oasis is the development of real estate.

          (iv) For CFS the number of shares as to which there is sole power to vote or to direct the vote is0, the number of shares with the shared power to vote or to direct the vote is 0, the number of shares with the sole power to dispose or to direct the disposition is0, the number of shares with shared power to dispose or to direct the disposition is
          0. The principal business of CFS is providing financial consulting and business consulting services. (v) For Surber the number of shares as to which there is sole power to vote or to direct the vote is 8,250,000, the number of shares with the shared power to vote or to direct the vote is 20,651,170, the number of shares with the sole power to dispose or to direct the disposition is8,250,000, the number of shares with shared power to dispose or to direct the disposition is 12,401,170. Surber is a licensed attorney. He is employed by CFS.

(c)     During the past 60 days CFS has sold shares of Kelly's as set out below.


Transaction Date             Amount Sold                                Price
----------------             -----------                                -----
January 4, 2000                91,000                                  $0.0809
January 5, 2000                55,500                                  $0.1256
January 6, 2000                76,500                                  $0.1354
January 7, 2000                41,000                                  $0.1205
January 10, 2000               40,000                                  $0.1254
January 12, 2000               75,000                                  $0.0714
January 13, 2000               45,000                                  $0.1254
January 14, 2000               25,000                                  $0.1540
January 18, 2000               10,000                                  $0.1425
January 19, 2000               50,000                                  $0.2118
January 19, 2000               15,000                                  $0.1790
January 20, 2000               20,000                                  $0.1951
January 21, 2000               20,000                                  $0.2507
January 25, 2000               16,500                                  $0.2116
February 4, 2000               25,000                                  $0.1540
February 10, 2000              10,000                                  $0.1716
February 22, 2000              40,000                                  $0.1447
February 24, 2000             170,000                                  $0.1890
February 25, 2000             225,000                                  $0.2618
February 28, 2000              35,000                                  $0.3270

February 28, 2000              30,000                                  $0.3611
February 28, 2000              47,000                                  $0.3874
February 29, 2000              30,000                                  $0.3725
February 29, 2000              30,000                                  $0.3304
February 29, 2000              25,000                                  $0.3286
March 1, 2000                  49,000                                  $0.3321


   During the past 60 days Hudson has sold shares of Kelly's as set out below


Transaction Date               Amount Sold                             Price
January 4, 2000                30,000                                  $0.0802
March 6, 2000                  63,000                                  $0.5330
March 9, 2000                  25,000                                  $0.7748
March 9, 2000                  3,600                                   $0.7871
March 9, 2000                  1,000                                   $0.7650
March 9, 2000                  98,500                                  $0.7125
March 10, 2000                 97,000                                  $0.5332
March 10, 2000                 20,000                                  $0.8600
March 10, 2000                 85,300                                  $0.8629
March 10, 2000                 153,000                                 $0.3684


         There were no other transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed above and in Item 4.

(d) No person aside from the reporting persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are currently no contracts, arrangements, or understandings with respect to securities of Kelly's. However, Hudson, CFS and Oasis are all majority owned subsidiaries of Cyber with a common officer and director Richard Surber. Richard Surber also serves as President and a Director of Kelly's. Richard Surber's intentions are to attempt to improve the financial position of Kelly's through settling debt and finding operations for Kelly's through a merger or acquisition with the assistance of Hudson.

     Surber intends to help Kelly's to identify and acquire a favorable business opportunity. Kelly's has reviewed and evaluated a number of business ventures for possible acquisition or participation by the Company. Kelly's has not entered into any agreement, nor does it have any commitment or understanding to enter into or become engaged in a transaction as of the date of this filing. However, Kelly's continues to investigate, review, and evaluate business opportunities as they become available and will seek to acquire or become engaged in business opportunities at such time as specific opportunities warrant. Consequently, all shares owned by Surber, Hudson, Cyber, Oasis and CFS will be voted in favor of any proposal submitted to the shareholders of Kelly's to effect such a transaction.

Item 7.  Material to Be Filed as Exhibits.

          A. Incorporated by reference from Exhibit A of Form 13 D filed July 7, 1999 is a copy of the Stock Purchase Agreement dated June 23, 1999 between Hudson and Terrence Butler.

          B. Incorporated by reference from Exhibit B of Form 13 D filed July 7, 1999 is a copy of the resolution appointing Richard D. Surber as a Director and the President of Kelly's.

          C. Incorporated by reference from Exhibit C of Form 13 D filed July 7, 1999 is a copy of the Consulting Agreement between Kelly's and CFS dated August 1, 1997.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Hudson Consulting Group, Inc.

                                             /s/Richard D. Surber
Date:  3/16/00                          ----------------------------------
                                        Richard D. Surber, President


                                        CyberAmerica Corporation


                                             /s/Richard D. Surber
Date:  3/16/00                          ----------------------------------
                                        Richard D. Surber, President

                                        Oasis International Hotel & Casino, Inc.


                                             /s/Richard D. Surber
Date:  3/16/00                          -------------------------------------
                                        Richard D. Surber, President


                                        Canton Financial Services Corporation


                                             /s/Richard D. Surber
Date:  3/16/00                          -------------------------------------
                                        Richard D. Surber, President



                                             /s/Richard D. Surber
Date:  3/16/00                          -------------------------------------
                                        Richard D. Surber


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).